SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON D.C.   20549


                          FORM 11-K
                        ANNUAL REPORT


              PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934


            FOR THE YEAR ENDED DECEMBER 31, 1994



                INDEPENDENT LIFE INVEST PLAN



              INDEPENDENT INSURANCE GROUP, INC.
                    ONE INDEPENDENT DRIVE
                JACKSONVILLE, FLORIDA  32276
                  TELEPHONE (904) 358-5151









INDEPENDENT LIFE INVEST PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1994



                                       WASHINGTON         TEMPLETON
                                         MUTUAL            FOREIGN
                                          FUND               FUND



ASSETS:
Cash                                              $0             $0
Investments, at market (Note 3):
     Independent Insurance Group, Inc.
        non-voting common stock                    0              0
     Short Term Investment                        55              1
     Mutual Funds                          4,038,994      2,350,406
Loans to participants                        184,019        120,732
Receivables:
     Employer contributions receivable       148,323         88,159
     Transfers receivable (payable)          (38,205)        42,206
     Accrued Investment Income                    43            567

               Total Assets                4,333,229      2,602,071



LIABILITIES:
Withdrawals and distributions
     payable to participants                143,940         52,316



NET ASSETS AVAILABLE FOR BENEFITS        $4,189,289     $2,549,755




See accompanying notes to financial statements.


INDEPENDENT LIFE INVEST PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1994



                                                FIDELITY       BANKERS
                                                  BOND          TRUST
                                                  FUND           FUND



ASSETS:
Cash                                                $0             $0
Investments, at market (Note 3):
     Independent Insurance Group, Inc.
        non-voting common stock                      0              0
     Short Term Investment                           0              1
     Mutual Funds                            1,042,217      3,773,145
Loans to participants                           63,702        169,593
Receivables:
     Employer contributions receivable          40,878        117,915
     Transfers receivable (payable)            (18,499)        79,929
     Accrued Investment Income                       3         17,054

               Total Assets                  1,128,301      4,157,637



LIABILITIES:
Withdrawals and distributions
     payable to participants                    29,014        152,697



NET ASSETS AVAILABLE FOR BENEFITS           $1,099,287     $4,004,940




See accompanying notes to financial statements.



INDEPENDENT LIFE INVEST PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1994



                                              NEW YORK       INDEPENDENT
                                               VENTURE          STOCK
                                                 FUND            FUND



ASSETS:
Cash                                               $0                $0
Investments, at market (Note 3):
     Independent Insurance Group, Inc.
        non-voting common stock                     0           883,694
     Short Term Investment                          7            19,720
     Mutual Funds                           4,981,443                 0
Loans to participants                         230,380            61,955
Receivables:
     Employer contributions receivable        188,594            49,135
     Transfers receivable (payable)           (60,645)           (4,786)
     Accrued Investment Income                    226                70

               Total Assets                 5,340,005         1,009,788



LIABILITIES:
Withdrawals and distributions
     payable to participants                 211,138            17,600



NET ASSETS AVAILABLE FOR BENEFITS         $5,128,867          $992,188




See accompanying notes to financial statements.


INDEPENDENT LIFE INVEST PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1994





                                                       TOTAL



ASSETS:
Cash                                                      $0
Investments, at market (Note 3):
     Independent Insurance Group, Inc.
        non-voting common stock                      883,694
     Short Term Investment                            19,784
     Mutual Funds                                 16,186,205
Loans to participants                                830,381
Receivables:
     Employer contributions receivable               633,004
     Transfers receivable (payable)                        0
     Accrued Investment Income                        17,963

               Total Assets                       18,571,031



LIABILITIES:
Withdrawals and distributions
     payable to participants                         606,705



NET ASSETS AVAILABLE FOR BENEFITS                 17,964,326




See accompanying notes to financial statements.
INDEPENDENT LIFE INVEST PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1993



                                               CORPORATE
                                                 EQUITY         BALANCED
                                                  FUND            FUND



ASSETS:
Cash                                               $143               $1
Investments, at market (Note 3):
     Independent Insurance Group, Inc.
        non-voting common stock                       0                0
     Common trust funds                       5,976,983        2,969,427
Loans to participants                           206,834           94,694
Employer contributions receivable               239,237          123,404

               Total Assets                   6,423,197        3,187,526



LIABILITIES:
Withdrawals and distributions
     payable to participants                   230,653           56,681



NET ASSETS AVAILABLE FOR BENEFITS           $6,192,544       $3,130,845




See accompanying notes to financial statements.




INDEPENDENT LIFE INVEST PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1993



                                                     FIXED
                                                    INCOME         GIC
                                                     FUND          FUND



ASSETS:
Cash                                                    $0             $0
Investments, at market (Note 3):
     Independent Insurance Group, Inc.
        non-voting common stock                          0              0
     Common trust funds                          1,687,164      2,191,608
Loans to participants                               53,472         62,909
Employer contributions receivable                   77,149        100,352

               Total Assets                      1,817,785      2,354,869



LIABILITIES:
Withdrawals and distributions
     payable to participants                        40,351        60,579



NET ASSETS AVAILABLE FOR BENEFITS               $1,777,434    $2,294,290




See accompanying notes to financial statements.



INDEPENDENT LIFE INVEST PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1993



                                             INDEPENDENT
                                                 STOCK
                                                  FUND         TOTAL



ASSETS:
Cash                                                 $1            $145
Investments, at market (Note 3):
     Independent Insurance Group, Inc.
        non-voting common stock                 916,382         916,382
     Common trust funds                         629,387      13,454,569
Loans to participants                            66,798         484,707
Employer contributions receivable                86,290         626,432

               Total Assets                   1,698,858     $15,482,235



LIABILITIES:
Withdrawals and distributions
     payable to participants                     34,266       $422,530



NET ASSETS AVAILABLE FOR BENEFITS            $1,664,592    $15,059,705




INDEPENDENT LIFE INVEST PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1994



                                            WASHINGTON          TEMPLETON
                                               MUTUAL            FOREIGN
                                                FUND               FUND


ADDITIONS:
Contributions:
     Participants                            $1,148,361          $659,182
     Employer (net of forfeitures
         of $28,863)                            155,460            92,560
Investment income:
     Interest                                   243,008           167,287
     Dividends                                        0                 0
     Interest on loans to participants            8,968             5,201
     Net realized gains/(losses)                 (5,070)              922
Transfers:
     Interfund transfers                       (202,797)           63,248

               Total Additions                1,347,930           988,400

DEDUCTIONS:
Withdrawals and distributions
     to participants                            460,794           106,071
Net unrealized depreciation
     in fair value of investments               233,626           189,950
Fund Expense                                          1                 1

               Total Deductions                 694,421           296,022

               Net increase (decrease)          653,509           692,378

NET ASSETS AVAILABLE FOR BENEFITS -
     BEGINNING OF YEAR  (Note 5)              3,535,780         1,857,377

NET ASSETS AVAILABLE FOR BENEFITS -
     END OF YEAR                             $4,189,289        $2,549,755




See accompanying notes to financial statements.




INDEPENDENT LIFE INVEST PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1994



                                              FIDELITY       BANKERS
                                                BOND          TRUST
                                                FUND          FUND


ADDITIONS:
Contributions:
     Participants                             $322,273       $766,470
     Employer (net of forfeitures
         of $28,863)                            42,216         95,630
Investment income:
     Interest                                   52,308        189,335
     Dividends                                       0              0
     Interest on loans to participants           2,802          8,856
     Net realized gains/(losses)                (5,108)           469
Transfers:
     Interfund transfers                       (93,945)       440,934

               Total Additions                 320,546      1,501,694

DEDUCTIONS:
Withdrawals and distributions
     to participants                           116,717        641,800
Net unrealized depreciation
     in fair value of investments               77,932              0
Fund Expense                                         1            115

               Total Deductions                194,650        641,915

               Net increase (decrease)         125,896        859,779

NET ASSETS AVAILABLE FOR BENEFITS -
     BEGINNING OF YEAR  (Note 5)               973,391      3,145,161

NET ASSETS AVAILABLE FOR BENEFITS -
     END OF YEAR                            $1,099,287     $4,004,940




See accompanying notes to financial statements.



INDEPENDENT LIFE INVEST PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1994



                                            NEW YORK       INDEPENDENT
                                             VENTURE          STOCK
                                               FUND           FUND


ADDITIONS:
Contributions:
     Participants                          $1,171,723        $388,098
     Employer (net of forfeitures
         of $28,863)                          195,517          54,678
Investment income:
     Interest                                 250,691           5,124
     Dividends                                      0          16,126
     Interest on loans to participants         12,118           3,145
     Net realized gains/(losses)               (8,226)         (9,768)
Transfers:
     Interfund transfers                     (257,274)         49,834

               Total Additions              1,364,549         507,237

DEDUCTIONS:
Withdrawals and distributions
     to participants                          332,802         131,386
Net unrealized depreciation
     in fair value of investments             427,740         406,780
Fund Expense                                        1              18

               Total Deductions               760,543         538,184

               Net increase (decrease)        604,006         (30,947)

NET ASSETS AVAILABLE FOR BENEFITS -
     BEGINNING OF YEAR  (Note 5)            4,524,861       1,023,135

NET ASSETS AVAILABLE FOR BENEFITS -
     END OF YEAR                           $5,128,867        $992,188




See accompanying notes to financial statements.





INDEPENDENT LIFE INVEST PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1994





                                               TOTAL


ADDITIONS:
Contributions:
     Participants                            $4,456,107
     Employer (net of forfeitures
         of $28,863)                           $636,061
Investment income:
     Interest                                  $907,753
     Dividends                                  $16,126
     Interest on loans to participants          $41,090
     Net realized gains/(losses)               ($26,781)
Transfers:
     Interfund transfers                             $0

               Total Additions               $6,030,356

DEDUCTIONS:
Withdrawals and distributions
     to participants                         $1,789,570
Net unrealized depreciation
     in fair value of investments            $1,336,028
Fund Expense                                       $137

               Total Deductions              $3,125,735

               Net increase (decrease)       $2,904,621

NET ASSETS AVAILABLE FOR BENEFITS -
     BEGINNING OF YEAR  (Note 5)            $15,059,705

NET ASSETS AVAILABLE FOR BENEFITS -
     END OF YEAR                            $17,964,326




See accompanying notes to financial statements.


INDEPENDENT LIFE INVEST PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1993



                                          CORPORATE
                                           EQUITY         BALANCED
                                            FUND            FUND


ADDITIONS:
Contributions:
     Participants                         $1,575,766      $778,650
     Employer (net of forfeitures
         of $26,934)                         240,099       124,117
Investment income:
     Interest                                110,504       113,333
     Dividends                                     0             0
     Interest on loans to participants        10,872         5,462
     Net realized gains/(losses)             745,974       250,463
Transfers:
     Interfund transfers                      46,834        29,648
     Transfer from South Atlantic Plan        72,922        62,615

               Total Additions             2,802,971     1,364,288

DEDUCTIONS:
Withdrawals and distributions
     to participants                         677,376       304,362
Net unrealized depreciation/(appreciation)
     in fair value of investments            330,860       113,185

               Total Deductions            1,008,236       417,547

               Net increase                1,794,735       946,741

NET ASSETS AVAILABLE FOR BENEFITS -
     BEGINNING OF YEAR                     4,397,809     2,184,104

NET ASSETS AVAILABLE FOR BENEFITS -
     END OF YEAR                          $6,192,544    $3,130,845




See accompanying notes to financial statements.





INDEPENDENT LIFE INVEST PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1993



                                                  FIXED
                                                  INCOME        GIC
                                                   FUND         FUND


ADDITIONS:
Contributions:
     Participants                               $474,975       $651,955
     Employer (net of forfeitures
         of $26,934)                              77,804        100,970
Investment income:
     Interest                                     88,761        131,798
     Dividends                                         0              0
     Interest on loans to participants             3,119          3,489
     Net realized gains/(losses)                  52,437         21,246
Transfers:
     Interfund transfers                          88,931        (87,390)
     Transfer from South Atlantic Plan            10,644        105,703

               Total Additions                   796,671        927,771

DEDUCTIONS:
Withdrawals and distributions
     to participants                             212,840        341,316
Net unrealized depreciation/(appreciation)
     in fair value of investments                  2,522         34,015

               Total Deductions                  215,362        375,331

               Net increase                      581,309        552,440

NET ASSETS AVAILABLE FOR BENEFITS -
     BEGINNING OF YEAR                         1,196,125      1,741,850

NET ASSETS AVAILABLE FOR BENEFITS -
     END OF YEAR                              $1,777,434     $2,294,290




See accompanying notes to financial statements.




INDEPENDENT LIFE INVEST PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1993



                                          INDEPENDENT
                                             STOCK
                                              FUND           TOTAL


ADDITIONS:
Contributions:
     Participants                           $547,266       $4,028,612
     Employer (net of forfeitures
         of $26,934)                          86,751         $629,741
Investment income:
     Interest                                  1,552         $445,948
     Dividends                                20,903          $20,903
     Interest on loans to participants         3,836          $26,778
     Net realized gains/(losses)            (101,202)        $968,918
Transfers:
     Interfund transfers                     (78,023)              $0
     Transfer from South Atlantic Plan        17,176         $269,060

               Total Additions               498,259       $6,389,961

DEDUCTIONS:
Withdrawals and distributions
     to participants                         189,850       $1,725,745
Net unrealized depreciation/(appreciation)
     in fair value of investments            (79,619)        $400,963

               Total Deductions              110,231       $2,126,707

               Net increase                  388,028        4,263,254

NET ASSETS AVAILABLE FOR BENEFITS -
     BEGINNING OF YEAR                     1,276,564       10,796,452

NET ASSETS AVAILABLE FOR BENEFITS -
     END OF YEAR                          $1,664,592      $15,059,706




See accompanying notes to financial statements.

INDEPENDENT LIFE INVEST PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1994 AND 1993




1.  DESCRIPTION OF THE PLAN

    The following description of the Independent Life Invest
    Plan (the "Plan") provides general information to participants. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    General
    The Plan, as amended and restated on April 10, 1992 and May 8, 1992, was commenced and made effective August 8, 1990 under the provisions of Section 401(a) of the Internal Revenue Code (the "Code"). The Plan is a defined contribution plan covering all full-time employees of The Independent Life and Accident Insurance Company and its affiliates (the "Company") with one year or more of service and who are at least twenty-one years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    Contributions

      Employee
      Highly compensated employees, as described in Internal Revenue Code Section 414(q), may make basic contributions from 1% to 4% and supplemental contributions from 1% to 3% of their earned compensation, limited to $9,240 (as adjusted for the cost of living as defined by the Secretary of the Treasury) per calendar year. Earned compensation is defined as base pay plus commissions, not to exceed
      $150,000. Non-highly compensated employees may make basic contributions from 1% to 4% and supplemental contributions from 1% to 11% of their earned compensation, limited to $9,240 per calendar year.
      The percentage which will be considered a basic contribution may be changed for any future period by action of the Company's Board of Directors.

      Employer
      The Company makes annual matching contributions equal to 25% of each participant's basic contribution for the Plan year. Effective January 1, 1994, the Company's Board of Directors authorized an additional match of 12.5% on contributions up to 6% of compensation, based on Company profitability. For 1994, the Company did not meet the profitability goal. The Board of Directors may change the matching percentage prior to each Plan year.

    Participant Accounts
    The Company maintains separate Basic Contribution accounts, Supplemental Contribution accounts, and Employer Contribution accounts for each participant. Employee contributions are deposited to participant accounts each payroll period; employer contributions are allocated to participant accounts on the last day of each Plan year to participants who were employed by the Company on the last day of the Plan year or employees whose separation from service was due to retirement, total and permanent disability, or death. Earnings of each investment fund, together with any increases or decreases in the fair market value of the fund investments, are allocated to participant accounts on the last day of each calendar quarter based on the participant's percentage of the applicable Investment Fund. Forfeitures of employer contributions are applied to reduce employer contributions otherwise payable; in a Plan year in which no employer contributions are made to the Plan, forfeitures will be allocated to participants who otherwise would have been eligible to receive an allocation of employer contributions.

    Each participant may elect, in multiples of 10%, the following investment options:

         Washington Mutual Investors Fund - a fund of common stocks of U. S. companies with the objective of current income and opportunity for capital growth;

         Templeton Foreign Fund - a fund seeking
         long-term capital growth, investing primarily in stock and debt securities of companies and governments outside the United States;

         Fidelity Advisor Limited-Term Bond
         Portfolio-Institutional Class - a fund seeking a high rate of income by investing in fixed-income securities with a weighted average maturity of ten years or less;

         Bankers Trust Guaranteed Investment
         Contract Fund - a fund seeking certificate of deposit rates with a guarantee of principal and interest by investing in Guaranteed Investment Contracts of insurance companies, banks and other financial institutions, and short-term money market instruments;

         New York Venture Fund - a fund seeking
         capital growth by investing primarily in common stocks or convertible securities with above-average appreciation potential;

         Independent Stock Fund - invests in the
         nonvoting common stock of Independent Insurance
         Group, Inc., the Company's Parent. The stock is purchased by the Plan's Investment Manager in a market transaction at the current market price as quoted on the NASDAQ National Market System.

    Vesting
    The Plan provides that employee contribution accounts are immediately and fully vested. Employer contribution accounts become vested over a six-year period according to the following schedule:


          Years of Service     Vesting Percentage

            Less than 2                0%
                 2                    20%
                 3                    40%
                 4                    60%
                 5                    80%
             6 or more               100%

    Withdrawals and Loans
    Participants under age 59 1/2 may make withdrawals of their vested account balance only by demonstrating financial hardship as defined in the Plan provisions.
    Participants who have attained age 59 1/2 may withdraw all or part of their vested account balance without regard to the financial hardship requirement.
    Participants who are actively employed by the Company may borrow a minimum of $1,000 up to one-half of the vested portion of their account balance to a maximum of $50,000. The loans bear interest at rates set by the Invest Plan Committee, and are repayable over a period from one to five years. The loans are treated as separate investments of the participants' accounts and the unpaid balance of each participant's loan is credited, on a proportional basis, with earnings based on the cumulative interest earnings on all outstanding participant loans.

    Payment of Benefits
    On termination of employment, death, or disability of the participant, payment will be made based on Plan provisions and participant elections. Such payment alternatives may include one lump-sum cash payment or deferred payments.

    Administrative Costs
    All expenses of the Plan and the Trustee shall be paid from the assets of the Plan unless paid by the Company. In 1994 and 1993, substantially all expenses of the Plan ($111,431 and $174,872, respectively) were paid by the Company.

    Plan Termination
    Although the Company has established the Plan as a permanent plan with the intention and expectation that it will continue in effect, the Company has the right to terminate the Plan at any time. In the event of complete termination of the Plan, the accrued benefit of each participant who is employed on the termination date shall be nonforfeitable, no further contributions or allocations shall be made after such date, and no employee shall become a participant after such date.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Presentation
    The Plan's accounts are maintained on the accrual basis which records revenues when earned, contributions in the period in which the right to receive such arise, and expenses when incurred.

    Investments
    The Plan's investments are held in five managed mutual funds and a sixth fund invested in Independent Insurance Group, Inc. nonvoting common stock. The value of investments are based upon quoted market values on the last business day of the Plan year. The Plan's share of the investment income of the mutual funds is determined based on the Plan's proportionate share of the net assets of the mutual funds. Securities transactions are recorded on a trade date basis. The difference between cost and market value of investments at the beginning and end of the period is reported as unrealized appreciation or depreciation on investments using the average cost method.

3.  INVESTMENTS

    The Plan's investments at December 31, 1994 and 1993 are
    summarized as follows:
                                               1994
                                 Number                    Market
                                of Shares      Cost         Value
    Common Stock:
    Independent Insurance
       Group, Inc. Non-voting
       Common Stock               75,208    $1,290,474   $   883,694

    Mutual Funds:
    WB DTF Short Term
       Investment Fund            19,784        19,784        19,784
    Washington Mutual
       Investors Fund            239,845     4,272,620     4,038,994
    Templeton Foreign
       Fund                      266,486     2,540,356     2,350,406
    Fidelity Advisor Limited
       Term Bond Portfolio       101,680     1,120,149     1,042,217
    Bankers Trust Pyramid
       GIC Fund                3,773,145     3,773,145     3,773,145
    New York Venture
       Fund                      446,366     5,409,183     4,981,443

                                           $17,135,237   $16,205,989


                                               1993

                                 Number                    Market
                                of Shares      Cost         Value
    Common Stock:
    Independent Insurance
       Group, Inc. Non-voting
       Common Stock               58,183  $ 1,047,140    $  916,382

    Common Trust Funds:
    Sun Trust Retirement
       Reserve Fund              880,033  $   880,033    $  880,033
    Sun Trust Corporate
       Equity Fund                71,891    7,583,017     7,345,822
    Corporate Fixed
       Income Fund                 1,747      988,345       949,355
    Corporate Intermediate
       Fixed Income Fund          19,000      502,062       470,440
    Sun Bank High Grade
       Bond Fund                 105,074    1,671,216     1,650,713
    Sun Trust Employee Benefit
       Stable Asset Fund         112,348    2,210,828     2,158,206

                                          $13,835,501   $13,454,569


    The Participants' investment option elections at December 31, 1994 and 1993 are summarized as follows:


                                 Number of Participants

                                    1994       1993

    Washington Mutual Fund         2,349
    Templeton Foreign Fund         1,740
    Fidelity Bond Fund             1,102
    Bankers Trust Fund             2,067
    New York Venture Fund          1,962
    Independent Stock Fund         1,216

    Corporate Equity Fund                      1,809
    Balanced Fund                              1,271
    Fixed Income Fund                          1,012
    GIC Fund                                   1,073
    Independent Stock Fund                     1,050


4.  SOUTH ATLANTIC PLAN MERGER

    On March 31, 1993, the profit sharing and savings plan sponsored by South Atlantic Life Insurance Company, a company purchased by The Independent Life and Accident
    Insurance Company in 1989, was terminated and merged into the Plan. In connection with the merger, nineteen
    South Atlantic plan participants became participants of the Plan and $269,060 of net assets available for benefits was transferred to the Plan.


5.  TRUSTEE TRANSFER

    Effective January 1, 1994, Wachovia Bank of North Carolina, N.A. succeeded Sun Bank, N.A. as Plan Trustee. In connection with the change, five mutual funds replaced the four common trust funds administered by the prior Trustee. The Independent Insurance Group, Inc. Stock Fund remained as an investment option in 1994. The Net Assets Available for Benefits at January 1, 1994, $15,059,705, were reallocated to the new six investment funds based on individual investment option elections executed by the Plan participants.




INDEPENDENT LIFE INVEST PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 1994 AND 1993



6.  INCOME TAX STATUS

    The Internal Revenue Service ruled on May 14, 1992 that the Plan qualifies under Section 401(a) of the Code and, therefore, the related trust is not subject to tax.
    Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred which might adversely affect the Plan's qualified status.


7.  SUBSEQUENT EVENT

    On July 12, 1995, the Board of Directors of the Plan Sponsor announced that it had authorized management to look into various methods of maximizing shareholder value, including investigating the terms on which the Company might be combined with another company. The Company emphasized that the process is in a preliminary stage and that there is no assurance that any transaction involving the Company would take place. The ultimate effects, if any, on the Plan as a result of this announcement or any subsequent transaction is not determinable at this time.




INDEPENDENT LIFE INVEST PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 1994





                                     Description of
                                  Investment, Including
                                  Maturity Date, Rate of
Identity of Issue, Borrower,     Interest, Par or Maturity            Current
   Lessor Or Similar Party                 Value            Cost       Value

Common Stock:
 Independent Insurance Group, Inc.   75,208 shares of
                                        Non-voting
                                       Common Stock     $1,290,474  $  883,694






Mutual Funds:
 WB DTF Short Term Investment Fund        19,784 units  $   19,784  $   19,784
 Bankers Trust Pyramid GIC Fund        3,773,145 units  $3,773,145  $3,773,145
 Fidelity Advisor Limited Bond Portfolio 101,680 units  $1,120,149  $1,042,217
 New York Venture Fund                   446,366 units  $5,409,183  $4,981,443
 Templeton Foreign Fund                  266,486 units  $2,540,356  $2,350,406
 Washington Mutual Invest                239,845 units  $4,272,620  $4,038,994

                                                       $17,135,237 $16,205,989

Participant Loans 6% - 10%                                      $0    $830,381




  INDEPENDENT LIFE INVEST PLAN

     SCHEDULE OF REPORTABLE
          TRANSACTIONS

  Year ended December 31, 1994



        Identity of Party                                          Purchase
            Involved           Description of Assets                 Price

Category (iii)--series of
transactions in excess of 5
percent of plan assets

Wachovia Bank of North       WB DTF Short Term Invest Fund
Carolina, N.A.                15,772,277 units purchased          $15,772,277
                              15,752,493 units sold                        -

Wachovia Bank of North       Washington Mutual Investors Fund
Carolina, N.A.                258,213 units purchased               4,601,094
                              18,368 units sold                            -

Wachovia Bank of North       Templeton Foreign Fund
Carolina, N.A.                273,130 units purchased               2,603,695
                              6,644 units sold                             -

Wachovia Bank of North       New York Venture Fund
Carolina, N.A.                481,539 units purchased               5,838,617
                              35,173 units sold                            -

Wachovia Bank of North       Fidelity Advisors Limited-Term
Carolina, N.A.                Bond Fund
                              111,084 units purchased               1,224,745
                              9,404 units sold                             -

Wachovia Bank of North       Bankers Trust Pyramid GIC Fund
Carolina, N.A.               4,561,859 units purchased              4,561,859
                             788,714 units sold                            -

There were no category (i), (ii),
or (iv) reportable transactions
during 1994.

  INDEPENDENT LIFE INVEST PLAN

     SCHEDULE OF REPORTABLE
          TRANSACTIONS

  Year ended December 31, 1994



        Identity of Party                                            Selling
            Involved                Description of Assets             Price

Category (iii)--series of
transactions in excess of 5
percent of plan assets

Wachovia Bank of North          WB DTF Short Term Invest Fund
Carolina, N.A.                   15,772,277 units purchased       $        -
                                 15,752,493 units sold             15,752,493

Wachovia Bank of North          Washington Mutual Investors Fund
Carolina, N.A.                    258,213 units purchased                  -
                                  18,368 units sold                   322,876

Wachovia Bank of North          Templeton Foreign Fund
Carolina, N.A.                   273,130 units purchased                   -
                                 6,644 units sold                      63,984

Wachovia Bank of North          New York Venture Fund
Carolina, N.A.                   481,539 units purchased                   -
                                  35,173 units sold                   420,533

Wachovia Bank of North          Fidelity Advisors Limited-Term
Carolina, N.A.                  Bond Fund
                                 111,084 units purchased                   -
                                 9,404 units sold                      99,342

Wachovia Bank of North          Bankers Trust Pyramid GIC Fund
Carolina, N.A.                   4,561,859 units purchased                 -
                                 788,714 units sold                   788,714

There were no category (i), (ii),
or (iv) reportable transactions
during 1994.

  INDEPENDENT LIFE INVEST PLAN

     SCHEDULE OF REPORTABLE
          TRANSACTIONS

  Year ended December 31, 1994



        Identity of Party                                       Cost of
            Involved             Description of Assets           Asset

Category (iii)--series of
transactions in excess of 5
percent of plan assets

Wachovia Bank of North        WB DTF Short Term Invest Fund
Carolina, N.A.                 15,772,277 units purchased       $15,772,277
                               15,752,493 units sold             15,752,493

Wachovia Bank of North        Washington Mutual Investors Fund
Carolina, N.A.                 258,213 units purchased            4,601,094
                               18,368 units sold                    328,474

Wachovia Bank of North        Templeton Foreign Fund
Carolina, N.A.                 273,130 units purchased            2,603,695
                               6,644 units sold                      63,339

Wachovia Bank of North        New York Venture Fund
Carolina, N.A.                 481,539 units purchased            5,838,617
                               35,173 units sold                    429,434

Wachovia Bank of North        Fidelity Advisors Limited-Term
Carolina, N.A.                Bond Fund
                               111,084 units purchased            1,224,745
                                    9,404 units sold                104,596

Wachovia Bank of North        Bankers Trust Pyramid GIC Fund
Carolina, N.A.                 4,561,859 units purchased          4,561,859
                                 788,714 units sold                 788,714

There were no category (i), (ii),
or (iv) reportable transactions
during 1994.

  INDEPENDENT LIFE INVEST PLAN

     SCHEDULE OF REPORTABLE
          TRANSACTIONS

  Year ended December 31, 1994


                                                                Current Value
                                                                      of
        Identity of Party                                          Asset on
            Involved          Description of Assets              Transaction
                                                                     Date

Category (iii)--series of
transactions in excess of 5
percent of plan assets

Wachovia Bank of North      WB DTF Short Term Invest Fund
Carolina, N.A.               15,772,277 units purchased          $15,772,277
                                      15,752,493 units sold       15,752,493

Wachovia Bank of North      Washington Mutual Investors Fund
Carolina, N.A.               258,213 units purchased               4,601,094
                             18,368 units sold                       322,876

Wachovia Bank of North      Templeton Foreign Fund
Carolina, N.A.               273,130 units purchased               2,603,695
                             6,644 units sold                         63,984

Wachovia Bank of North      New York Venture Fund
Carolina, N.A.               481,539 units purchased               5,838,617
                             35,173 units sold                       420,533

Wachovia Bank of North      Fidelity Advisors Limited-Term
Carolina, N.A.              Bond Fund
                             111,084 units purchased               1,224,745
                             9,404 units sold                         99,342

Wachovia Bank of North      Bankers Trust Pyramid GIC Fund
Carolina, N.A.               4,561,859 units purchased             4,561,859
                             788,714 units sold                      788,714

There were no category (i), (ii),
or (iv) reportable transactions
during 1994.

  INDEPENDENT LIFE INVEST PLAN

     SCHEDULE OF REPORTABLE
          TRANSACTIONS

  Year ended December 31, 1994



        Identity of Party                                          Net Gain
            Involved                 Description of Assets           (Loss)

Category (iii)--series of
transactions in excess of 5
percent of plan assets

Wachovia Bank of North            WB DTF Short Term Invest Fund
Carolina, N.A.                     15,772,277 units purchased       $   -
                                   15,752,493 units sold                0

Wachovia Bank of North            Washington Mutual Investors Fund
Carolina, N.A.                     258,213 units purchased
                                   18,368 units sold                (5,598)

Wachovia Bank of North            Templeton Foreign Fund
Carolina, N.A.                     273,130 units purchased
                                   6,644 units sold                    645

Wachovia Bank of North            New York Venture Fund
Carolina, N.A.                     481,539 units purchased
                                   35,173 units sold                 (8,901)

Wachovia Bank of North            Fidelity Advisors Limited-Term
Carolina, N.A.                    Bond Fund
                                   111,084 units purchased
                                   9,404 units sold                  (5,254)

Wachovia Bank of North            Bankers Trust Pyramid GIC Fund
Carolina, N.A.                     4,561,859 units purchased
                                   788,714 units sold                      0

There were no category (i), (ii),
or (iv) reportable transactions

during 1994.




     Report of Independent Certified Public Accountants


INVEST Plan Committee of the
Independent Life INVEST Plan
Jacksonville, Florida

We have audited the accompanying statements of net assets available for benefits of the Independent Life INVEST Plan (the "Plan") as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1994 and 1993, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1994 and transactions or series of transactions in excess of 5 percent of the current value of plan assets for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1994 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1994 basic financial statements taken as a whole.


Ernst & Young LLP

Jacksonville, Florida
July 28, 1995


 .











                           SIGNATURES

The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                               INDEPENDENT LIFE INVEST PLAN








Date  August 9, 1995     By:     Wilford C. Lyon, Jr.
                             Wilford C. Lyon, Jr.
                             Chairman of the Board and
                             Chief Executive Officer
                             Independent Insurance Group,
Inc.







     Consent of Independent Certified Public Accountants


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-35785) pertaining to the Independent Life INVEST Plan of our report dated July 28, 1995, with respect to the financial statements of the Independent Life INVEST Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1994.


Ernst & Young LLP


Jacksonville, Florida
August 8, 1995